EXHIBIT 99.1

Himax Reports First Quarter 2010 Financial Results

Highlights:

  Net revenue increased 39.7% year over year to $175.5 million and net income attributable to Himax stockholders increased 109.2% year over year to $9.1 million
  Small-and-medium panel drivers accounted for more than a quarter of total revenues primarily due to strong shipment and share gain in the global handset display driver market
  Second quarter 2010 revenues expected to grow by 10% to 15%, gross margin to remain flat
  Second quarter 2010 GAAP earnings per ADS expected to be in the range of $0.06 to $0.08

TAINAN, Taiwan, May 5, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the first quarter ended March 31, 2010.

For the first quarter of 2010, Himax reported net revenues of $175.5 million, representing a 39.7% increase from $125.7 million in the first quarter of 2009, and a 1.8% decrease from $178.7 million in the fourth quarter of 2009. Gross margin was 19.8% in the first quarter of 2010, down 110 basis points year-over-year, and down 20 basis points, sequentially. Operating income in the first quarter was $10.1 million, compared to $4.8 million for the same period last year and $13.1 million in the previous quarter.

Net income attributable to Himax stockholders for the first quarter of 2010 was $9.1 million or $0.05 per diluted ADS, up from $4.4 million or $0.02 per diluted ADS in the first quarter of 2009, and down from $11.0 million or $0.06 per diluted ADS in the fourth quarter of 2009.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the first quarter of 2010 was $12.5 million, up from $7.7 million in the same period last year, and down from $15.4 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the first quarter of 2010 was $11.2 million or $0.06 per diluted ADS, up from $7.0 million or $0.04 per diluted ADS in the first quarter of 2009, and down from $12.6 million or $0.07 per diluted ADS in the fourth quarter of 2009.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Numbers for shares outstanding and relevant information in the financial statements of the Company's common stocks are retroactively adjusted for all periods presented to reflect the effect of the recapitalization plan approved by the Company's stockholders in the general meeting on August 6, 2009. The recapitalization plan led to change in par value of the stock and doubled the total share count, with ADS ratio changing to one ADS representing two common stocks.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "For the first time in company history, our small-and-medium panel drivers accounted for more than a quarter of total revenues. Small- and medium-sized applications accounted for 26.4% of total revenues for the first quarter, as compared to 23.0% for the same period last year, and 21.1% in the previous quarter. The strong sequential growth was driven by our share gain in the global handset display driver market. With an increasing number of compatible panels, our product portfolio is among the most complete and popular in the industry. We expect the strong demand of our handset display drivers to continue into the second quarter."

Mr. Wu continued, "We are pleased to start 2010 with solid results in our non-driver products. For our LCOS pico-project line, our 0.28" embedded solution for handset applications has been well-received by a number of optical engine makers and end customers, especially in the Chinese market. We believe the emerging pico-projector applications are just in the early stage of a long-term product life cycle. Being the leader in this fast-growing segment, we plan aggressive capacity expansion to capture the ample business opportunity."

Mr. Wu continued, "Revenues from our analog IC lines grew more than 50% sequentially, primarily due to the ramp of our WLED drivers. In addition to small-and-medium panels and notebooks, we also started to ship WLED drivers for TV applications, where multiple LED drivers are required per panel. With a more integrated and complete product line-up, we are confident that we will benefit from the trend of fast-growing LED-backlight displays, due to our solid technology and close partnerships with both panel makers and system makers."

Mr. Wu continued, "We are excited that our 2D to 3D conversion solution is receiving overwhelming interest from the 3D ecosystem, software and hardware makers alike. Our solution is widely praised for offering the best 3D effect and viewing experience in the market place. In addition to the software/firmware version which we announced in February, we recently launched our chip solution, which is now ready for mass production. This puts us firmly ahead of the market. Our IC solutions can accompany all types of 3D displays empowered by a variety of technologies. They are also suitable for a range of applications including TV, monitor, notebook, portable DVD player and digital photo frame."

Mr. Wu added, "We are seeing capacity tightness throughout the entire driver IC supply chain. This has led to severe shortage in driver IC across the board. The unfulfilled demands are at levels far above what we have experienced. The shortage has resulted in an increase in our cost of revenues and we are raising our selling prices to offset such impacts.

"The capacity tightness may have become a mid- to long-term trend. This is because, while the TFT LCD industry is aggressively expanding capacity again after several quarters of slowing down, the driver IC industry's overall capacity growth now appears limited. On the foundry side, display drivers' constant demand for large volume and favorable price has left it in a relative disadvantage when the foundry capacity becomes tight. The backend vendors, including tape, gold bump, packaging and testing, are still hesitant to expand aggressively, following several quarters of heavy losses during and after the global financial crisis.

"We believe the shortage situation is to the advantage of leading players such as ourselves who have already enjoyed solid access to a relatively large pool of capacity. Additionally, we have established critical long-term partnerships with many of the key suppliers in the industry. Therefore, we are confident that our relative competitiveness will strengthen in this new industry environment."

For the second quarter 2010 guidance, Himax expects revenues to grow by 10% to 15% and gross margin to remain flat. Second quarter 2010 GAAP earnings per ADS is expected to be in the range of $0.06 - $0.08.

Regarding the Taiwan listing plan, Mr. Wu commented, "The application is still under review by the authorities; however, we recently started to assess a potential alternative, which is to have a secondary listing in Taiwan by way of Taiwan Depository Receipts (TDRs). In early March the authorities proposed certain amendments to the existing rules governing foreign companies' offering and issuance of securities in Taiwan. Under the proposed amendments, our ADSs will be eligible to be listed on the TWSE in the form of TDR. The amendments also contain measures to encourage better secondary market liquidity, a major improvement over the existing rules. As we are a Cayman registered company listed on the NASDAQ, a major benefit of TDR for us, as opposed to our originally planned dual-listing, is that our maintenance costs of listing in Taiwan will be substantially lower because our ongoing compliance will remain essentially the same with the additional compliance requirement in Taiwan becoming much more limited. We are still in discussion with the authorities and no decision has been made as to whether to change the original dual-listing plan to a secondary TDR listing. We stress that all the amendments we mentioned above are merely proposals made by the authorities and have not been made effective. We are not certain when or whether it will be made effective or the final form of the new regulations if they should be made effective."

Investor Conference Call / Webcast Details

The Company's management will review detailed first quarter 2010 results on Wednesday, May 5, 2010 at 6:00 PM EDT (7:00 AM, Thursday, May 6, Taiwan time). The conference dial-in numbers are +1-201-689-8470 (international) and +1-877-407-9039 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00pm Taiwan time on Wednesday, May 12, 2010 (midnight U.S. Eastern Daylight Time) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or +1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 349435.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities'policies and Taiwan regulatory authorities'acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2010	2009	2009
Revenues
Revenues from third parties, net	$ 70,940	$ 44,373	$ 59,421
Revenues from related parties, net	104,558	81,283	119,255
	175,498	125,656	178,676

Costs and expenses:
Cost of revenues	140,773	99,441	142,889
Research and development	17,808	15,249	16,767
General and administrative	4,043	3,594	3,882
Sales and marketing	2,749	2,549	2,047
Total costs and expenses	165,373	120,833	165,585

Operating income	10,125	4,823	13,091

Non operating income (loss):
Interest income	104	282	90
Foreign exchange losses, net	(11)	(1,415)	(108)
Other income (loss), net	29	(138)	31
	122	(1,271)	13
Earnings before income taxes	10,247	3,552	13,104
Income tax expense	2,049	249	3,016
Net income	8,198	3,303	10,088
Net loss attributable to noncontrolling interests	940	1,066	949
Net income attributable to Himax stockholders	$ 9,138	$ 4,369	$ 11,037

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.03	$ 0.01	$ 0.03
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.03	$ 0.01	$ 0.03
Basic earnings per ADS attributable to Himax stockholders	$ 0.05	$ 0.02	$ 0.06
Diluted earnings per ADS attributable to Himax stockholders	$ 0.05	$ 0.02	$ 0.06

Basic Weighted Average Outstanding Ordinary Shares	357,557	377,765	362,034
Diluted Weighted Average Outstanding Ordinary Shares	359,102	377,765	362,579

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2010	2009	2009
Share-based compensation
Cost of revenues	$ 22	$ 13	$ 22
Research and development	1,374	1,783	1,306
General and administrative	229	272	228
Sales and marketing	218	274	219
Income tax benefit	(187)	(101)	(233)
Total	$ 1,656	$ 2,241	$ 1,542

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 259	$ 258	$ 259
Sales and marketing	289	290	289
Income tax benefit	(139)	(162)	(546)
Total	$ 409	$ 386	$ 2

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	March 31,	December 31,	March 31,
	2010	2009	2009
Assets
Current assets:
Cash and cash equivalents	$ 155,932	$ 110,924	$ 200,678
Investments in marketable securities available-for-sale	5,198	10,730	3,919
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	71,354	64,496	52,689
Accounts receivable from related parties, less allowance for sales returns and discounts	129,519	138,172	87,959
Inventories	65,401	67,768	63,908
Deferred income taxes	17,590	17,491	20,747
Prepaid expenses and other current assets	13,753	14,216	9,973
Total current assets	$ 458,747	$ 423,797	$ 439,873

Investments in non-marketable equity securities	11,619	11,619	11,619
Equity method investments	1,430	586	--
Property, plant and equipment, net	50,783	51,586	53,542
Deferred income taxes	24,695	24,548	22,278
Goodwill	26,846	26,846	26,846
Intangible assets, net	8,322	8,872	10,417
Other assets	2,541	2,594	4,437
	126,236	126,651	129,139
Total assets	$ 584,983	$ 550,448	$ 569,012

Liabilities and Equity
Current liabilities:
Accounts payable	$ 115,916	$ 88,079	$ 63,131
Income taxes payable	16,495	14,147	15,355
Other accrued expenses and other current liabilities	16,017	18,425	15,761
Total current liabilities	$ 148,428	$ 120,651	$ 94,247
Other liabilities	5,605	5,725	3,725
Total liabilities	$ 154,033	$ 126,376	$ 97,972

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000
shares authorized; 355,531,454 shares, 358,012,184 shares,
and 374,606,372 shares issued and outstanding
at March 31, 2010, December 31, 2009, and
March 31, 2009, respectively	$ 106,659	$ 107,404	$ 112,382
Additional paid-in capital	102,123	102,924	123,526
Accumulated other comprehensive income (loss)	35	4	(71)
Unappropriated retained earnings	218,259	209,121	229,336
Himax stockholders' equity	$ 427,076	$ 419,453	$ 465,173
Noncontrolling interests	3,874	4,619	5,867
Total equity	$ 430,950	$ 424,072	$ 471,040
Total liabilities and equity	$ 584,983	$ 550,448	$ 569,012

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2010	2009	2009

Cash flows from operating activities:
Net income	$ 8,198	$ 3,303	$ 10,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,522	3,196	3,617
Provision (reversal) for allowance for doubtful accounts	--	389	(575)
Share-based compensation expenses	1,843	2,342	1,775
Equity in loss of equity method investees	59	--	48
Loss on disposal of property and equipment	--	19	2
Loss (gain) on disposal of marketable securities, net	(59)	156	(17)
Deferred income tax expense (benefit)	(375)	1,292	2,022
Inventories write downs	2,864	3,976	3,774
Changes in operating assets and liabilities:
Accounts receivable	(6,858)	(2,049)	12,110
Accounts receivable from related parties	8,656	16,509	10,700
Inventories	(498)	29,037	33,746
Prepaid expenses and other current assets	462	498	(1,131)
Accounts payable	27,837	9,411	(62,060)
Income taxes payable	2,354	(115)	1,068
Other accrued expenses and other current liabilities	(2,199)	(3,333)	2,159
Other liabilities	--	--	(697)
Net cash provided by operating activities	45,806	64,631	16,629

Cash flows from investing activities:
Purchase of property and equipment	(2,388)	(3,097)	(2,260)
Proceeds from disposal of property and equipment	--	--	15
Purchase of available-for-sale marketable securities	(5,577)	(6,552)	(13,653)
Disposal of available-for-sale marketable securities	11,190	16,170	7,946
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	418	106	76
Purchase of equity method investments	(897)	--	--
Purchase of subsidiary shares from noncontrolling interests	(38)	(50)	(99)
Decrease (increase) in other assets	69	(1,114)	(2,049)
Net cash provided by(used in) investing activities	2,777	5,463	(10,024)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2010	2009	2009
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$ 65	$ 47	$ 805
Payments to acquire ordinary shares for retirement	(3,642)	(5,072)	(11,043)
Net cash used in financing activities	(3,577)	(5,025)	(10,238)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2	409	(5)
Net increase (decrease) in cash and cash equivalents	45,008	65,478	(3,638)
Cash and cash equivalents at beginning of period	110,924	135,200	114,562
Cash and cash equivalents at end of period	$ 155,932	$ 200,678	$ 110,924

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes	$ 47	$ 26	$ 13

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2010	2009	2009
Revenues	$ 175,498	$ 125,656	$ 178,676
Gross profit	34,725	26,215	35,787
Add: Share-based compensation – Cost of revenues	22	13	22
Gross profit excluding share-based compensation	34,747	26,228	35,809
Gross margin excluding share-based compensation	19.8%	20.9%	20.0%
Operating income	10,125	4,823	13,091
Add: Share-based compensation	1,843	2,342	1,775
Operating income excluding share-based compensation	11,968	7,165	14,866
Add: Acquisition-related charges –Intangible assets amortization	548	548	548
Operating income excluding share-based compensation and acquisition-related charges	12,516	7,713	15,414
Operating margin excluding share-based compensation and acquisition-related charges	7.1%	6.1%	8.6%
Net income attributable to Himax stockholders	9,138	4,369	11,037
Add: Share-based compensation, net of tax	1,656	2,241	1,542
Add: Acquisition-related charges, net of tax	409	386	2
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	11,203	6,996	12,581
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	6.4%	5.6%	7.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues
Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share- based Compensation and Acquisition-Related Charges:
Three Months Ended March 31,
2010
Diluted GAAP EPS attributable to Himax stockholders	$0.03
Add: Share-based compensation per diluted share	$--
Add: Acquisition-related charges per diluted share	$--

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.03

Numbers do not add up due to rounding
CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            Jessica_huang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com

LIVE CALL INFORMATION	REPLAY INFORMATION
Thursday, May 6, 2010 7AM Taiwan Wednesday, May 5, 2010 7PM NYC CEO / CFO Number: 1-201-689-8323 Listener Call Number: 1-201-689-8470 or 1-877-407-9039	Accessible 2 hours after the call through noon on Thursday, May 13, 2010 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 349435

Operator Intro: Welcome to Himax Technologies’ first quarter 2010 financial results conference call. At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session. At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Thursday, May 13, 2010 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 349435.  The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s first quarter 2010 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1646-536-7028. Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities’ policies and Taiwan regulatory authorities’ acceptance of the Company’s Taiwan listing application, and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

Except for the Company’s full year of 2008 financials which were provided on the Company’s 20-F, filed with the SEC on May 15, 2009, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

To begin, I will briefly highlight our performance in the first quarter and then provide our outlook for the second quarter 2010. Our CFO, Max Chan will then provide further details on our financial performance.

Our first quarter revenues came in at $175.5 million, representing a 39.7% growth year-overyear and a 1.8% decline, sequentially. At the end of first quarter, certain of our customer’s order was either postponed or canceled, primarily due to insufficient lead time or shortage of other components for TFT-LCD panels.

Revenues from large panel display drivers were $114.5 million, up 28.5% from a year ago and down 10.7% sequentially. Large panel drivers accounted for 65.2% of our total revenues for the first quarter, as compared to 70.9% a year ago and 71.8% in the previous quarter.

Revenues from small- and medium-sized applications were $46.3 million, up 60.0% from the same period last year and up 22.6% sequentially. Small- and medium-sized applications accounted for 26.4% of total revenues for the first quarter, as compared to 23.0% for the same period last year, and 21.1% in the previous quarter.  This is the first time that our small-andmedium panel drivers accounted for more than a quarter of our total revenues.  The strong sequential growth was mainly driven by our share gain in the global handset display driver market. With an increasing number of compatible panels, our product portfolio is among the most complete and popular in the industry.  We expect the strong demand of our handset display drivers to continue into the second quarter.

Revenues from our non-driver business were $14.7 million, up 93.2% from the same period last year and up 16.0% sequentially. Our non-driver products in the first quarter accounted for 8.4% of our total revenues as compared to 6.1% a year ago and 7.1% in the previous quarter.

We are pleased to start 2010 with solid results in our non-driver products. For our LCOS picoproject line, our 0.28” embedded solution for handset applications has been well-received by a number of optical engine makers and end customers, especially in the Chinese market. We believe the emerging pico-projector applications are just in the early stage of a long-term product life cycle.  Being the leader in this fast-growing segment, we are planning aggressive capacity expansion to capture the ample business opportunities.

Revenues from our analog IC lines grew more than 50% sequentially, primary due to the ramp of our WLED drivers. In addition to small-and-medium panels and notebooks, we also started to ship WLED drivers for TV applications, where multiple LED drivers are required per panel.  With a more integrated and complete product line-up, we are confident that we will benefit from the trend of fast-growing LED-backlight displays, due to our solid technology and close partnerships with both panel makers and system makers.

We are excited that our 2D to 3D conversion solution is receiving overwhelming interest from the 3D ecosystem, software and hardware makers alike. Our solution is widely praised for offering the best 3D effect and viewing experience in the market place. In addition to the software/firmware version which we announced in February, we recently launched our chip solution, which is now ready for mass production. This puts us firmly ahead of the market. Our IC solutions can accompany all types of 3D displays empowered by a variety of technologies. They are also suitable for a range of applications including TV, monitor, notebook, portable DVD player and digital photo frame.

Our GAAP gross margin for the first quarter was 19.8%, as compared to 20.9% a year earlier, and 20.0% in the previous quarter.  The slight sequential decline in our gross margin was primarily due to change of product mix.

For the first quarter, GAAP net income was $9.1 million, or 5 cents per ADS, compared to $4.4 million, or 2 cents per ADS, a year ago, and $11.0 million, or 6 cents per ADS, in the prior quarter.

Now I would like to provide you with a brief update on the status of our dual-listing plan on the Taiwan Stock Exchange. The application is still under review by the authorities; however, we recently started to assess a potential alternative, which is to have a secondary listing in Taiwan by way of Taiwan Depository Receipts (TDRs). In early March the authorities proposed certain amendments to the existing rules governing foreign companies’ offering and issuance of securities in Taiwan. Under the proposed amendments, our ADSs will be eligible to be listed on the TWSE in the form of TDR.  The amendments also contain measures to encourage better secondary market liquidity, a major improvement over the existing rules. As we are a Cayman registered company listed on the NASDAQ, a major benefit of TDR for us, as opposed to our originally planned dual-listing, is that our maintenance costs of listing in Taiwan will be substantially lower because our ongoing compliance will remain essentially the same with the additional compliance requirement in Taiwan becoming much more limited. We are still in discussion with the authorities and no decision has been made as to whether to change the original dual-listing plan to a secondary TDR listing.  We stress that all the amendments we mentioned above are merely proposals made by the authorities and have not been made effective. We are not certain when or whether it will be made effective or the final form of the new regulations if they should be made effective.

Before providing our second quarter 2010 guidance, I would like to share with you some recent market observations.

We are seeing capacity tightness throughout the entire driver IC supply chain. This has led to severe shortage in driver IC across the board. The unfulfilled demands are at levels far above what we have experienced. The shortage has resulted in an increase in our cost of revenues and we are raising our selling prices to offset such impacts.

The capacity tightness may have become a mid- to long-term trend. This is because, while the TFT LCD industry is aggressively expanding capacity again after several quarters of slowing down, the driver IC industry’s overall capacity growth now appears limited. On the foundry side, display drivers’ constant demand for large volume and favorable price has left it in a relative disadvantage when the foundry capacity becomes tight. The backend vendors, including tape, gold bump, packaging and testing, are still hesitant to expand aggressively, following several quarters of heavy losses during and after the global financial crisis.

We believe the shortage situation is to the advantage of leading players such as ourselves who have already enjoyed solid access to a relatively large pool of capacity. Additionally, we have established critical long-term partnerships with many of the key suppliers in the industry. Therefore, we are confident that our relative competitiveness will strengthen in this new industry environment.
Moving to our second quarter 2010 guidance, we expect revenues to grow by 10% to 15% sequentially and gross margin to remain flat. GAAP earnings per ADS is expected to be in the range of 6-8 cents.

Now let me turn over to Max Chan, our CFO, for further details on our financials.

Mr. Max Chan

Thank you, Jordan. I will now provide additional details for our first quarter financial results.

For the first quarter, our GAAP operating expenses were $24.6 million, up 15.0% from $21.4 million a year ago and up 8.4% from $22.7 million in the previous quarter. GAAP operating income for the first quarter was $10.1 million, up 109.9% from $4.8 million, in the same period last year and down 22.7% from $13.1 million in the prior quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the first quarter was 19.8%, as compared to 20.9% a year ago and 20.0% a quarter ago. Non-GAAP operating income for the first quarter was $12.5 million, up from $7.7 million in the same period last year and down from $15.4 million in the previous quarter.

Share-based compensation and acquisition-related charges for the first quarter were $1.7 million and $0.4 million, respectively, as compared to $2.2 million and $0.4 million, a year earlier.

Non-GAAP net income was $11.2 million, or 6 cents per ADS, up from $7.0 million or 4 cents per ADS for the same period last year, and down from $12.6 million or 7 cents per ADS in the previous quarter.

The effective tax rate we used in the first quarter of 2010 in deriving our net income and earnings per ADS was 20%, as there were temporary uncertainties in tax regulations. Recently there have been major changes in tax regulations on how to account for tax credit resulting from R&D expenditures.  The prior applicable Statute for Upgrading Industries expired at the end of 2009 while the succeeding Industrial Innovation Act has not yet become effective. Therefore, we were unable to recognize R&D-related tax credits when there were no applicable tax rules in effect. Once the pending Industrial Innovation Act has been made effective, our estimate on 2010 effective tax rate will be 15%.

In the first quarter, we continued to generate strong cash flow from operations. Net cash inflow from operating activities for the first quarter was $45.8 million as compared to a net cash inflow of $16.6 million in the previous quarter. Our cash, cash equivalents and marketable securities available for sale were $161.1 million at the end of March, up from $121.7 million a quarter ago.

During the quarter, we continued to repurchase our ADSs and thereby cancelled our underlying ordinary shares accordingly. Share repurchases in the first quarter totaled $3.6 million or approximately 1.2 million ADSs. At the end of the first quarter 2010, we had roughly $7.0 million remaining in the current share repurchase authorization.

The second quarter 2010 earnings per ADS guidance that Jordan provided earlier is based on the assumption of having 358 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks. We can now take any questions.

Jordan’s closing remarks

Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in early August with an update on our second quarter results.